RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2006 OCT 30 P 1:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08017786

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No.82 - 35005

27th October, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have sent a letter dated 26th October, 2006 to the Stock Exchanges in India accompanied with a Secretarial Audit Report for the quarter ended 30th September, 2006.

Copy of the said letter is enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

10/30

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Ref: SE/004/Sept/2006-07

October 26, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th September, 2006

Pursuant to circular No. D&CC/FITIC/CIR -16/2002 dated December 31, 2002 issued by the Securities & Exchange Board of India, we forward herewith Secretarial Audit Report issued by M/s Haribhakti & Co, Chartered Accountants for the quarter ended 30th September, 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS
42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 5639 1101-5 / 2287 1099 • VBH - 2287 1808 • FAX : 2285 6237
701, RAHEJA CENTRE, 7TH FLOOR, 214, NARIMAN POINT, MUMBAI-400 021. ✆ : 91-22-3021 2800 • FAX : 91-22-2281 4834
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Communications Limited (formerly known as Reliance Communication Ventures Limited (hereinafter referred to as the "Company")) and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

1 For Quarter Ended	September 30 2006
2 ISIN	INE330H01018
3 Face Value	Rs. 5/- per Equity Share
4 Name of the Company	Reliance Communications Limited
5 Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6 Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7 Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8 Email address	hasit.shukla@relianceada.com
9 Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

	Number of Shares	% of Total Issued Cap.
10 Issued Capital	204 46 14 990	100.000
11 Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	204 46 14 990	100.000
12 Held in dematerialised form in CDSL	2 49 60 837	01.221
13 Held in dematerialised form in NSDL	194 90 47 979	95.326
14 Physical	7 06 06 174	03.453
15 Total No. of Shares (12+13+14)	204 46 14 990	100.000

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)
Amalgamation and Arrangement	82,14,84,568 Equity shares of Rs.5/- each	Listing Applications made with NSE & BSE	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.	Necessary intimation of allotment of shares were given vide letter dated Sept. 14, 2006.	Necessary intimation of allotment of shares were given vide letter dated Sept. 14, 2006	NSE and BSE has admitted the shares for trading and allowed trading permission vide their letters dated 28th September, 2006.

Note : Out of the above 82,14,84,568 equity shares of Rs. 5 each 20,53,71,142 equity shares of Rs. 5 each has been locked in for a period of 3yearsupto 5th October 2009.

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	67	5 998	Delay in receipt of Physical DRFs & Share Certificates from DP.
	33	1 462	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	100	7 460	
Pending for more than 21 days	7	632	Non-receipt of Physical DRFs & Share Certificates from DP.
Total	7	632	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri Hasit Shukla
Tel No.: 022 - 3038 6286
Fax No.: 022 - 3037 6622

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
701, Raheja Centre
214, Nariman Point
Mumbai - 400 021
Tel.: 022 30212800 - 801
Fax.: 022 22814834

24 Appointment of common agency for share registry work
if yes (name & address)

Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Mumbai, 17th October 2006.